UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: + 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: English translation of Wavecom SA’s (“Wavecom” or the “Company”) Legal, Financial and Accounting Information document (Autres Informations) as filed with the Autorité des marchés financiers on January 7, 2009 and released on January 8, 2009.

This document contains forward looking statements, within the meaning of the U.S. securities laws, including with respect to the Company’s future business performance, operating expenses and financial results and objectives. Risks, including those described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission, and in particular market developments in the next three years, could cause actual results to differ materially from these statements.

1.	INFORMATION REQUIRED PURSUANT TO ARTICLE 231-28 OF THE GENERAL REGULATIONS OF THE AMF

[INTENTIONALLY LEFT BLANK]

2.	STATEMENT OF THE PERSON RESPONSIBLE FOR THE DOCUMENT

[INTENTIONALLY LEFT BLANK]

3.	INFORMATION REGARDING THE SHARE CAPITAL

As of the date of this document, the Company’s share capital was comprised of 15,828,524 euros, divided into 15,828,524 ordinary shares with a nominal value of 1 euro per share, all fully paid and of the same category. The total number of voting rights was 14,736,663.

Wavecom’s shares are listed on NYSE Euronext (Eurolist compartment B) Paris and have been since June 14, 1999. The Company’s ADSs are listed on the Nasdaq Global Market and have been since June 9, 1999.

3.1	Share capital and voting rights

On December 15, 2008, to the Company’s knowledge, the Company’s share capital was held as set forth below:

Shareholder	Number of shares	Percentage of capital	Percentage of voting rights
Aram Hékimian*	1,800,381	11.37	12.22
Michel Alard*	1,538,533	9.72	10.44
Sloane Robinson**	898,654	5.68	6.10
Lansdowne Partners**	831,455	5.25	5.64
Jo Hambro Capital Management Limited**	777,487	4.91	5.28
Treasury shares***	1,091,861	6.90	0
Public	8,890,153	56.17	60.33
Total	15,828,524	100	100

*	Acting for himself and on behalf of his family.
**	Declarations of Sloane Robinson dated June 13, 2007, Lansdowne Partners dated November 1, 2007 and Jo Hambro Capital Management Ltd dated July 14, 2008.
***	Of which 154,900 shares representing 0.98% of Wavecom’s share capital are allocated to be distributed as free shares to employees.

The Company has not issued any shares with double voting rights. The difference between the percentages in capital and in voting rights is due to the fact that the shares held by the Company do not have any voting rights.

3.2	Potential dilution of the capital

3.2.1 Warrants, founders’ warrants, stock options and free shares as of December 15, 2008

On December 15, 2008, the securities or other rights giving access to the Company’s capital, in force, were as set forth below:

•

110,001 warrants (all of which are attributed to a Director or chief executive officer (a “mandataire social” or, collectively, “mandataires sociaux”)), giving the right to subscribe to 110,001 shares of the Company;

•	391,230 founders’ warrants (of which 302,700 founders’ warrants are attributed to a mandataire social), giving the right to subscribe to 391,230 shares of the Company;

•	1,264,625 stock options (of which 255,844 stock options are attributed to a mandataire social) giving the right to subscribe to 1,264,625 shares of the Company; and

•	154,900 free shares (of which 77,650 free shares are attributed to a mandataire social) giving the right to purchase 154,900 shares of the Company.

With the exception of the bonds convertible into and/or exchangeable for new or existing shares (“OCEANE”) mentioned in paragraph 3.2.3 below, there are no other securities or rights giving access to the Company’s capital.

3.2.2 Warrants, founders’ warrants, stock options and free shares issued since December 31, 2007

3.2.2.1 Warrants

The Wavecom shareholders’ meeting held, on May 14, 2008, decided on the free issue of 30,000 warrants for ordinary shares (hereinafter designated as the “BSA” or “Bons de Souscription d’Actions”), for a period of 10 years, for the benefit of the following independent directors as set forth below:

•	Mr. Stephen Imbler: up to 10,000 BSA,

•	Mr. Bernard Gilly: up to 10,000 BSA, and

•	Mr. Anthony Maher: up to 10,000 BSA.

Each BSA entitles its holder to subscribe for one ordinary share of the Company with a nominal value of 1 euro per share, at a subscription price equal to the higher of the following two values:

(i)

the average of the closing prices of the Company’s shares on Euronext Paris, or on any regulated market that might be substituted for it, quoted during the 20 trading days prior to the date of the shareholders’ meeting held on May 14, 2008, and

(ii)

the closing price of the Company’s share on Euronext Paris, or on any regulated market that might be substituted for it, quoted on the last trading day prior to the date of the shareholders’ meeting held on May 14, 2008.

The BSAs may be exercised by their holder, as long as he has continuously served as a Director between the date of the shareholders’ meeting held on May 14, 2008 and the date of exercise of the BSA, pursuant to the following schedule:

•	as from May 15, 2009, for up to one-third of the BSAs,

•	then for the balance, up to one-third from the end of each complete year starting on May 15, 2009, and this during a period of 24 months,

•	until 10 years following their date of issue, it being specified that the BSAs that have not yet been exercised at the end of such 10 year period shall automatically lapse.

3.2.2.2. Founders’ warrants

No founders’ warrants have been issued by the Company since December 31, 2007.

3.2.2.3. Stock options

On May 14, 2008, Wavecom also granted stock options for the subscription of 80,000 shares of the Company to management and employees. The exercise price is at 6.64 euros. The exercise calendar is up to one quarter of the shares on expiry of a period of one year from the date of grant of the options, i.e. starting from May 15, 2009; the balance, in proportion to 1/48th of the shares on expiry of each subsequent one-month period, starting from May 15, 2009, in such manner that all the shares eligible be fully subscribed after the 36th month has elapsed, and at the latest within 10 years from the date of grant by the Board of the stock options, i.e. at the latest May 14, 2018, included.

3.2.2.4. Free shares

No free shares have been granted by the Company since December 31, 2007.

The table below sets forth the potential dilution of Wavecom’s share capital at December 15, 2008:1

Shareholder	Number of shares	Percentage of capital on a non-diluted basis	Percentage of capital on a fully diluted basis*
Aram Hékimian**	1,800,381	11.37	10.14
Michel Alard**	1,538,533	9.72	8.67
Sloane Robinson***	898,654	5.68	5.06
Lansdowne Partners***	831,455	5.25	4.68
Jo Hambro Capital Management Limited***	777,487	4.91	4.38
Treasury shares****	1,091,861	6.90	6.15
Public	8,890,153	56.17	50.09
Shares that may be subscribed for or issued upon exercise of founders’ warrants, free shares, or stock options by employees who are not mandataires sociaux	1,174,561	0	6.62
Shares that may be subscribed for or issued upon exercise of founders’ warrants, free shares, or stock options by mandataires sociaux	746,195	0	4.20
Total	17,749,280	100	100

*	Excluding OCEANEs.

**	Acting for himself and on behalf of his family.

***	Declarations of Sloane Robinson dated June 13, 2007, Lansdowne Partners dated November 1, 2007 and Jo Hambro Capital Management Ltd dated July 14, 2008.

****	Of which 154,900 shares representing 0.98% of Wavecom’s share capital are allocated to be distributed as free shares to employees.

[1]	Excluding the potential dilution of any conversion of the OCEANEs into the Company’s shares.

At December 15, 2008, the shares and other securities giving access to the share capital held by the Directors and employees members of the Executive Committee were held as follows:

	Founders’ warrants, warrants, stock options and free shares granted but not exercised at December 15, 2008							Ordinary shares at December 15, 2008
	Founders’ warrants		Warrants		Stock options		Free shares
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number
Holders
Aram Hékimian (1)	0	—	0	—	0	—	0	1,800,381
Michel Alard (1)	0	—	0	—	0	—	0	1,538,533
Ronald Black*	302,700	5.39	0	—	255,844	6.40	77,650	78,173
Olivier Beaujard	5,000	4.19	0	—	23,530	58.88	0	0
Chantal Bourgeat	15,000	4.19	0	—	25,000	10.27	0	0
Andres Franzen	0	—	0	—	50,000	10.62	0	0
Didier Dutronc	0	—	0	—	51,500	8.16	0	2,500
Bernard Gilly** (1)	0	—	33,334	12	0	—	0	2,000
Philippe Guillemette	20,000	4.19	0	—	72,750	27.64	35,000	0
Stephen Imbler** (1)	0	—	40,000	11.43	0	—	0	10,000
Anthony Maher** (1)	0	—	36,667	11.87	0	—	0	100
Etienne Menut	5,000	4.19	0	—	31,000	10.04	0	5
Yann Merceron	0	—	0	—	2,000	39.18	0	0
Pierre Piver	0	—	0	—	41,000	7.60	0	0
Pierre Teyssier	15,000	4.19	0	—	36,000	18.45	0	0
Emmanuel Walckenaer	0	—	0		25,000	6.64	0	0
*

The stock options attributed to Mr. Ronald Black are subject to conditions and to a special exercise calendar according to which, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Mr. Ronald Black being terminated within six months following the operation or if Mr. Black is not offered an opportunity to perform functions of an equivalent level, he would have the right to exercise his options that would have become eligible for exercise two years following the date of such operation, provided that he uses this right within 90 days following his termination. The stock options of which the exercise could thus be accelerated were attributed on May 17, 2006 and can be exercised for 10.62 euros.

**	Holds BSAs which contain an acceleration clause in the event of a change of control.
(1)	Director.

3.2.3 Convertible bonds

On July 13, 2007, Wavecom issued bonds convertible into and/or exchangeable for new or existing shares (“OCEANE”) due January 1, 2014. The principal amount of the issue was 80.5 million euros, in the form of 2,571,884 bonds with a par value of 31.30 euros each. The bonds bear interest at a rate of 1.75% per annum. The issuance of the OCEANEs was the object of a prospectus which received visa no 07-242 from the Autorité des marchés financiers.

3.3	Share repurchase program

At the Wavecom annual shareholders’ meeting held on May 14, 2008, the Board of Directors was authorized, for a period of 18 months starting on that date, to repurchase shares representing up to 10% of the Company’s share capital, i.e. a maximum of 1,579,659 shares. These purchases may take place on or off market, at any time, including during a period of tender offer for the shares of the Company, and may be effected by any means.

The purchase price per share may not exceed 30 euros, excluding fees and commissions, representing a maximum total amount of 47,389,770 euros.

The share repurchase program may be used, inter alia, for the purpose of:

(i)

making shares available to an investment services provider in order to provide volume in the shares on the stock market or enhance the liquidity of the shares under a liquidity contract conforming to the code of ethics recognized by the AMF;

(ii)	delivering shares upon the exercise of any convertible debt instruments;

(iii)

delivering shares to Wavecom’s senior managers and employees as well as to the senior managers and employees of the companies affiliated with it, within the framework of stock option plans, free share plans pursuant to the conditions defined in articles L.225-197-1 to L.225-197-3 or Company savings plans pursuant to the conditions defined in articles L.443-1 et seq. of the French Labor Code;

(iv)	holding the shares so as to deliver them in payment or in exchange in connection with external growth projects;

(v)	cancelling the shares within a limit of 10% of the share capital of the Company for each 24 month period.

The number of shares acquired by the Company with a view to holding them for later delivery as consideration or in exchange in the event of a merger, de-merger, or conveyance transaction, may not exceed 5% of the Company’s share capital.

Wavecom’s Board of Directors met on July 22, 2008, to sub-delegate to the Company’s Chief Executive Officer the authority to utilize the share repurchase program in view of cancelling the shares, subject to a later decision by the Board of Directors regarding this objective.

Between July and September 2008, the share repurchase program resulted in the acquisition (on and off market) by the Company of a total of 700,212 shares, representing 4.4% of its share capital. In application of its share repurchase program, during the course of the past 60 days, the Company undertook the following transactions:

Identity of Person	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
Wavecom	09/01/2008	16,372	€4.9056	Share buyback
Wavecom	09/02/2008	16,647	€4.9584	Share buyback
Wavecom	09/03/2008	16,342	€4.9392	Share buyback
Wavecom	09/04/2008	144,933	€4.7997	Share buyback
Wavecom	09/05/2008	15,674	€4.7025	Share buyback
Wavecom	09/08/2008	15,228	€4.7137	Share buyback
Wavecom	09/09/2008	12,441	€4.7192	Share buyback
Wavecom	09/10/2008	9,919	€4.6660	Share buyback
Wavecom	09/11/2008	12,042	€4.6074	Share buyback
Wavecom	09/12/2008	14,723	€4.5280	Share buyback

Following these share repurchases, on December 15, 2008, the Company held 1,091,861 shares representing 6.9% of its share capital on a non-diluted basis.

3.4	Share capital reduction authorization

Wavecom shareholders’ meeting held on May 14, 2008, satisfying the quorum and voting majority requirements for extraordinary shareholders’ meetings, authorized the Board of Directors to reduce the share capital by up to 10% for each 24 month period, by cancelling Company shares that it might hold under the share repurchase program.

The present authorization was granted for a period of 18 months as from such meeting and terminated the authorization granted by the combined shareholders’ meeting held on May 16, 2007, as provided by the eleventh resolution passed at the meeting.

3.5	Authorizations to increase share capital

The shareholders’ meeting held on May 14, 2008 authorized the Board of Directors:

•

for a period of 26 months, to decide on one or several, immediate and/or future share capital increases by issuing, in France or abroad, ordinary shares of the Company or any securities granting access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may, directly or indirectly, hold more than half of its share capital or of which it may, directly or indirectly, hold more than half of the share capital, while respecting the shareholders’ preferential subscription right, without exceeding a total limit of 7,000,000 euros (eleventh resolution);

•

for a period of 26 months, to proceed, in France or abroad, with one or several immediate and/or future share capital increases by way of a public issuance, by issuing ordinary shares of the Company or any securities granting access by any means, whether immediately and/or in the future, to the Company’s share capital or the share capital of any company which may, directly or indirectly, hold more than half of its share capital, while cancelling the shareholders’ preferential subscription right, without exceeding a total limit of 7,000,000 euros (twelfth resolution);

•

for a period of 26 months, to increase the amount of any issuance, with or without preferential subscription rights, that may be decided pursuant to the terms of the eleventh and twelfth resolutions above, pursuant to the conditions defined in article L. 225-135-1 of the French Code of Commerce (to such date, within 30 days following the closing of the subscription period and within the limit of 15% of the initial issuance). The nominal amount of any share capital increase decided pursuant to this resolution will be applied against the total limit of 7,000,000 euros common to all share capital increases that might be realized pursuant to the eleventh and twelfth resolutions above (thirteenth resolution);

•

for a period of 26 months, to issue ordinary shares and/or securities granting access to the Company’s share capital in consideration for securities contributed to the Company within the framework of a public exchange offer or contributions in kind made to the Company within the limit of a total amount of 7,000,000 euros. The present authorization to increase the capital will be applied against the maximum amount in the eleventh resolution voted at the combined shareholders’ meeting held on May 14, 2008; and

•

for a period of 26 months, to proceed, to one or several share capital increases, by incorporating, into the share capital, all or part of the premiums, reserves, profits or other means of which capitalization will be allowed by law and as per the articles of incorporation, in the form of allocation of free shares or by increasing the nominal value of existing shares, or else by combined use of those two procedures, within the limits of the amount of the accounts relating to premiums, reserves, benefits or other items mentioned above, existing at the time of the share capital increase (fifteenth resolution).

Moreover, it is specified that none of the resolutions voted at the combined shareholders’ meeting held on May 14, 2008, mentions the possibility of using the authorizations granted to the Board of Directors during a tender offer. Therefore, these authorizations cannot be used in the context of the current Offer resulting from the filing of Sierra Wireless’s Offer for the shares and OCEANEs of the Company.

No issuance of shares or other securities giving right to Wavecom’s capital pursuant to these authorizations is in process or currently contemplated.

3.6	Shareholders agreements

To the knowledge of the Company, there are no shareholders agreements currently in force.

3.7	Wavecom’s share price

Changes in Wavecom’s share price since the beginning of 2008:

The following table sets forth the monthly changes in Wavecom’s share price as shown on NYSE Euronext (Eurolist compartment B) Paris since January 1, 2008. The prices indicated in the “high” and “low” columns are the prices at the close of the trading day. The average is the average of the closing prices of each of the trading days for the month concerned. The column “volume of transactions” is the total number of securities traded during the month.

Month	High	Low	Average	Volume of transactions
January 2008	12.13	8.12	10.12	1,852,527
February 2008	11.32	8.15	8.98	1,993,315
March 2008	7.82	6.68	7.29	1,088,428
April 2008	8.43	6.12	7.30	1,617,600
May 2008	6.83	6.10	6.46	1,011,704
June 2008	6.74	5.66	6.29	1,075,060
July 2008	5.72	4.42	4.96	1,689,284
August 2008	4.95	4.25	4.54	1,359,760
September 2008	4.99	3.90	4.45	1,286,230
October 2008	6.65	3.98	6.11	2,244,525
November 2008	7.09	6.24	6.44	1,985,838
December 2008	8.27	6.81	8.08	4,765,303

4.	CORPORATE GOVERNANCE, DIRECTORS AND OFFICERS

4.1	Board of Directors

The shareholders’ meeting that took place on May 14, 2008, renewed the terms of Mr. Bernard Gilly and Mr. Stephen Imbler for a period of three years expiring at the end of the annual ordinary shareholders’ meeting to approve the financial statements for the year ending December 31, 2010.

Mr. Jean-François Heitz, whose term was also expiring, expressed his desire not to renew his term. The Board of Directors of the Company is now composed of the following Directors:

•	Mr. Michel Alard: Chairman of the Board of Directors,

•	Mr. Ronald Black: Chief Executive Officer, Director,

•	Mr. Aram Hékimian: Director,

•	Mr. Bernard Gilly: Director,

•	Mr. Stephen Imbler: Director, and

•	Mr. Anthony Maher: Director.

4.2	Executive Committee

The day to day operations of the Company are managed by the Executive Committee, presided over by the Chief Executive Officer.

The current members of the Executive Committee are:

•	Mr. Ronald Black: Chief Executive Officer,

•	Mr. Anders Franzén: Vice President, Americas Region

•	Ms. Chantal Bourgeat: Chief Financial Officer and Group Vice President, Finance and Administration,

•	Mr. Olivier Beaujard: Group Vice President, Business Development,

•	Mr. Didier Dutronc: Group Vice President, Asia-Pacific Region and Chief Sales Officer,

•	Mr. Philippe Guillemette: Group Vice President, Strategy and Chief Technology Officer,

•	Mr. Etienne Menut: Group Vice President, Human Resources,

•	Mr. Yann Merceron: Director Quality Group,

•	Mr. Pierre Piver: Group Vice President, Europe, Middle East and Africa Region,

•	Mr. Herbert Scheitler: Group Vice President, Automotive,

•	Mr. Pierre Teyssier: Group Vice President and Chief Operating Officer,

•	Mr. Emmanuel Walckenaer: Vice President, Intelligent Device Services, CEO Anyware Technologies.

4.3	Committees of the Board of Directors

4.3.1 Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to Wavecom’s shareholders, potential shareholders, the investment community, and others relating to:

•	the integrity of Wavecom’s financial statements,

•	the financial reporting process,

•	the systems of internal accounting and financial controls and the services provided by the independent auditors, and

•	the independent auditors’ qualifications and independence and the Company’s compliance with ethics policies and legal and regulatory requirements.

In this context, the Audit Committee must maintain open and free lines of communication between itself, the independent auditors and Wavecom’s management.

In the exercise of its oversight mission, the Audit Committee is authorized to undertake any investigation with respect to any matter brought to its attention, with the power to access all books and records and use any equipment or services of Wavecom personnel.

In addition, whenever the Audit Committee may deem it necessary to its mission, it may hire independent consultants or other advisors. In this context, the Audit Committee has the authority, without the intervention of the Board of Directors, to have the Company bear the cost of these services.

The current members of the Audit Committee are:

•	Mr. Stephen Imbler (Chairman), and

•	Mr. Bernard Gilly.

4.3.2 Nomination and Compensation Committee

The Nomination and Compensation Committee was created in 2000. The Board meeting held on October 21, 2002, specified the purpose and missions of this Committee.

The Nomination and Compensation Committee:

•	proposes the appointment of independent Directors,

•	opines upon the compensation of the mandataires sociaux and the most important managers and senior officers.

The Committee is also responsible for proposing the level of directors’ fees (jetons de presence) to be attributed to the Directors, by conducting comparative research among companies with similar businesses and that operate in the United States.

The Board of Directors have named the following people to the Nomination and Compensation Committee:

•	Mr. Bernard Gilly (Chairman), and

•	Mr. Anthony Maher.

4.3.3 Strategic Studies Committee

The Board of Directors, at its meeting held on April 22, 2002, created the Strategic Studies Committee which is composed of members of the Board as well as external experts with recognized experience in Wavecom’s business sector. The Committee has the task of sharing information and strategic points of view on Wavecom’s business and activities.

The current members of the Strategic Studies Committee are:

•	Mr. Ronald Black (Chairman),

•	Mr. Aram Hékimian,

•	Mr. Michel Alard,

•	Mr. Bernard Gilly,

•	Mr. Stephen Imbler,

•	Mr. Anthony Maher.

4.3.4 Corporate Governance Committee

The Corporate Governance Committee’s role is to discuss the conditions of operations of the Board and the organization of its work. It also assists the Board of Directors with the development and implementation of Company’s corporate governance principles, to determine the composition of Board Committees and to monitor a process to assess Board effectiveness.

The members of the Corporate Governance Committee are:

•	Mr. Stephen Imbler (Chairman),

•	Mr. Michel Alard.

4.3.5 Compliance Committee

The Board of Directors, at its meeting held on October 21, 2002, created the Compliance Committee and simultaneously adopted the Compliance Committee Charter which specifies its objectives, missions and modes of operation.

The Compliance Committee assists the Chief Executive Officer and the Chairman of the Board, in order to ensure that the Company complies with applicable laws and the provisions of its internal Code of Ethics and Business Conduct.

The members of the Compliance Committee, who are appointed by the Board of Directors, are set forth below:

•	Mr. Pierre Cosnier: Legal Affairs Director (Chairman),

•	Ms. Chantal Bourgeat: Chief Financial Officer and Group Vice President, Finance and Administration,

•	Mr. Jérome Thuillier: Representative of Wavecom’s Workers’ Council,

•	Mr. Etienne Menut: Group Vice President Human Resources,

•	Mr. Bertrand Vasseur (Wavecom Inc. representative).

4.3.6 Risk Committee

The Risk Committee provides assistance to the Chief Executive Officer and the Board of Directors to identify, analyze, assess and propose management strategies with respect to risks that the Company faces.

The members of the Risk Committee are:

•	Ms. Chantal Bourgeat (Chairman),

•	Mr. Pierre Cosnier,

•	Mr. Vincent Laurentin,

•	Mr. Gil Croisille,

•	Mr. Emmanuel Maçon-Dauxerre,

•	Mr. Frédéric Farago.

4.3.7 M&A Sub-Committee

At its November 22, 2006 meeting, the Strategic Studies Committee created a sub-committee called the “M&A Sub-Committee” made up exclusively of Wavecom independent directors with the goal of independently and objectively reviewing the Company’s strategic projects. This sub-committee established its own charter and elected a Chairman, currently Anthony Maher.

The members of the M&A Sub-Committee are:

•	Mr. Anthony Maher, Chairman,

•	Mr. Bernard Gilly, Independent Director,

•	Mr. Stephen Imbler, Independent Director.

4.4	Agreements between the Company and its Directors

The Company and Ronald Black, the Company’s Chief Executive Officer, are party to a service agreement, dated July 22, 2004, as amended in 2006 (the “Service Agreement”). The terms of his compensation were further modified in 2008 as explained below.

Pursuant to the Service Agreement, Mr. Black shall be entitled to participate in all employee benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a comparable level subject to satisfying the applicable eligibility requirements.

For the calendar year ended December 31, 2008, Mr. Black’s fixed base compensation rate is 421,500 euros and, pursuant to a decision of Wavecom’s Board of Directors dated June 17, 2008, he could receive up to 401,000 euros as a performance bonus. For the calendar year ended December 31, 2007, Mr. Black’s fixed base compensation was 421,500 euros and Mr. Black received a bonus of 281,000 euros. Mr. Black also receives benefits in kind due to his expatriation, including housing and indemnities covering his children’s school tuition. Mr. Black has also received equity based compensation subject to a specific vesting calendar and acceleration provisions in the event of a change in control. (See table in section 3.2.2.4)

The Board of Directors of Wavecom also decided on June 17, 2008, that a special bonus equal to Mr. Black’s annual fixed and variable salary for one year is triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. A successful completion of the Sierra Wireless Offer would result in payment of the bonus.

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the Shares of the Company that results in Mr. Ronald Black being terminated within six months following this event, and if Mr. Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Mr. Ronald Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Mr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements.

The Company’s Board of Directors, after hearing the findings presented by the chairman of the Company’s Nomination and Compensation Committee, decided on November 17, 2008 to amend the terms and conditions of the service agreement relating to this severance payment, to, among other things, make the severance payment described in the Service Agreement contingent on performance criteria as follows, each of which must be met at the time of Mr. Black’s departure in order for his severance to be payable:

- The Company’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Mr. Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

- The Company having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Mr. Black’s departure from the Company.

In addition, in order to more properly reflect the mutual understanding of Mr. Black and the Company’s Board of Directors as to the circumstances under which the severance payment becomes payable, the Company’s Board of Directors approved an amendment to the Service Agreement to provide that Mr. Black is entitled to the severance payment described above if he resigns within six (6) months following a change in control of the Company.

Pursuant to article L.225-42-1 of the French Commercial Code these commitments must be submitted to the shareholders for their approval during a shareholders’ meeting.

As announced by the Company in the notice published in the Bulletien des annonces légales obligatoires on December 5, 2008, the shareholders’ meeting of the Company scheduled for December 8, 2008, called to, among other things, approve those commitments, was adjourned.

Sierra Wireless approved in the Memorandum of Understanding, signed on December 1, 2008 with the Company, the terms and conditions of these commitments and as a result, undertook to have the new board of directors of the Company which will be put in place following the change in control, to confirm such commitments and vote in favor of their approval at the first general shareholders’ meeting to take place following the expiration of the Offers.

Other than those described above, there are no other engagements taken by the Company with respect to its Directors.

5.	ACTIVITY REPORT AS OF JUNE 30, 2008

[INTENTIONALLY LEFT BLANK. PLEASE REFER TO THE SIX MONTH FINANCIAL INFORMATION SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 6-K ON SEPTEMBER 23, 2008.]

6.	FUTURE PROSPECTS

[INTENTIONALLY LEFT BLANK]

7.	OTHER RECENT EVENTS

7.1	Recent business activity since June 30, 2008

The following press releases can be found on the website of the Company (www.wavecom.com) under the tab “press releases”.

(i) 08/26/2008:

Wavecom enhances Latin America presence with new office in Brazil.

Wavecom announced today the formation of a local office in Sao Paulo, Brazil. Joining Wavecom as Country Manager is Otavio Silva. He will have broad responsibility for driving business growth in this important market. Brazil represents about 70% of the total South American market and is expected to grow exponentially in the coming years to become one of the world’s largest M2M markets.

(ii) 09/02/2008:

Wavecom expands global sales team adding seasoned industry executives to focus on automotive.

The Wavecom Group today announced the creation of two new executive positions to bolster worldwide sales in the automotive sector by adding experienced executives to its global sales team.

(iii) 09/09/2008:

Wavecom introduces new 3G GSM and CDMA solutions for wireless alarm, automotive and tracking.

Wavecom today introduced two new members of its sleek Q26 Series Wireless CPU® family. The new Q26 Extreme offers dual-mode 2G and 3G to enable data-intensive applications like real-time video streaming for the security or automotive industries.

(iv) 09/16/2008:

Wavecom Wireless Microprocessor® at the heart of latest size- and cost-optimized Telular alarm communicator.

Wavecom today announced that the Wavecom Wireless Microprocessor® WMP 100 is the cellular engine at the heart of the newest member of the Telguard® Digital family of alarm communicators: TG-11. Relying on the WMP 100 for cellular connectivity, the UL Listed TG-11 transmits alarm signals over the air if the telephone line has been disrupted, compromised, or when no wireline service is available. Telguard Digital is used in over 400,000 intrusion detection systems in homes and businesses across the U.S.

(v) 09/18/2008:

Radiocrafts and Wavecom introduce Wireless M-Bus and ZigBee®-enabled GSM/GPRS/EDGE gateway for smart metering.

Radiocrafts AS and Wavecom SA today announced the launch of a new GSM/GPRS/EDGE gateway for smart metering which embeds Wireless M-Bus and ZigBee, all in a very compact form-factor. The Wireless M-Bus standard (EN 13757-4:2005) specifies the communication between water, gas, heat and electricity meters and concentrators, whereas ZigBee is a standard for monitoring and control applications using low power radio networking.

(vi) 09/19/2008:

Wavecom Announces World’s First ATEX Approved GSM/GPRS Wireless Microprocessor®.

The Wavecom Group today announced the availability of the WMP120 Wireless Microprocessor®, the world’s first ATEX-approved GSM/GPRS solution for wireless machine-to-machine communication. The unique offering will greatly reduce time to market for developers and integrators of smart metering solutions and other devices operating in potentially explosive environments.

(vii) 09/24/2008:

MiX Telematics and Wavecom revolutionize tachograph data harvesting and fleet management.

MiX Telematics and Wavecom SA announced the launch of a new tachograph data collection and fleet management solution, marketed exclusively by Continental as the VDO DLD. The VDO DLD is the first in a new breed of intelligent remote data harvesting systems which will make life easier and business more profitable for fleet managers worldwide.

(viii) 10/01/2008:

Avnet Memec and Wavecom Announce Extension of Distribution Agreement for Wireless M2M Solutions.

Avnet Memec, the highly specialized semiconductor distributor of Avnet Electronics Marketing EMEA, announced today the extension of its distribution agreement with Wavecom SA. The strategic partnership will be extended to the UK and Ireland. Already one year ago, Wavecom and Avnet Memec extended their existing relationship in Italy, Greece and Turkey to include Germany, France, Switzerland and Austria.

(ix) 10/16/2008:

Wavecom awarded trophy for excellence in Corporate Governance from EthiFinance “Les Etoiles”.

Wavecom S.A. received the distinction of being awarded the 2008 trophy for excellence in Corporate Governance from EthiFinance an independent extra-financial research agency dedicated to the Corporate Social Responsibility (CSR) assessment required by Socially Responsible investors (SRI).

(x) 10/23/2008:

inSIM Technology Will Ensure Reliable Cellular Connections for Machine-to-Machine Devices in Brazil.

Vivo, Oberthur Technologies and Wavecom (Paris:AVM) (NASDAQ:WVCM) today announced that the Brazilian carrier is testing with the goal of validation the SIM equipped inSIM® (Subscriber Identity Module) technology for its machine-to-machine (M2M) subscription offer. The 3 companies combine their strengths in their own domains (mobile operator, wireless connectivity, SIM secured element) to deliver one solution, fully integrated, ready to be deployed.

(xi) 10/29/2008:

Innova Card and Wavecom launch an optimized security and communication architecture for EPOS terminals.

Innova Card and Wavecom today announced the launch of a ground-breaking hardware reference design for wireless EPOS (Electronic Point of Sale) terminals. The flexible and robust solution provides the possibility to integrate multiple communications technologies without changing the payment and security software. It will simplify the design and certification process and significantly reduce time to market for manufacturers of EPOS terminals.

(xii) 11/12/2008:

Wavecom launches open specification technology to facilitate IP connectivity for M2M devices.

Wavecom today announced the introduction of a new technology, RIPlink™ (Remote IP link), which allows applications running on non-IP devices to be connected over IP (Internet Protocol), drastically simplifying M2M (machine-to-machine) application design and deployment.

7.2	Financial information and other recent events

The following press releases can be found on the website of the Company (www.wavecom.com) under the tab “press releases”.

(i) 10/07/2008:

Wavecom comments on Gemalto’s unsolicited offer.

Wavecom was informed yesterday that Gemalto filed an unsolicited offer to take control of Wavecom. Contrary to information in the press, Wavecom emphasized that this offer was neither encouraged, endorsed nor discussed with Wavecom and therefore considers the offer hostile. In addition, the management of Wavecom believes that the price offered does not reflect the intrinsic value and prospects of the Company.

(ii) 10/09/2008:

Wavecom board considers Gemalto’s hostile offer inadequate.

After due and careful consideration of Gemalto’s unsolicited offer to take control of Wavecom, the Board of Directors of Wavecom has reached the conclusion that Gemalto’s hostile offer is not in the best interests of Wavecom, its shareholders and employees.

(iii) 10/22/2008:	Wavecom Third Quarter 2008 Financial Results and strategic update

[INTENTIONALLY LEFT BLANK. PLEASE REFER TO THE THIRD QUARTER FINANCIAL INFORMATION SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 6-K ON OCTOBER 22, 2008.]

(iv) 10/31/2008:

Wavecom rejects Gemalto’s offer as inadequate

The Board of Directors of Wavecom (NASDAQ: WVCM) today announced its recommendation to its securityholders, after thorough review of the unsolicited tender offer by Gemalto S.A. As a result of this review, the Board unanimously considers that the financial terms of the Gemalto Offer are clearly insufficient and has determined that this Offer is not in the best interest of Wavecom, its shareholders and employees.

(v) 11/20/2008:

Wavecom, a leading provider of embedded wireless technology for M2M communication, remains confident in the future prospects of the M2M market, the ability of Wavecom to retain and develop its role as a leading player in this market and reiterates its opposition to the hostile takeover bid from Gemalto.

Gemalto’s public communications in the last 48 hours (notably interviews given by Olivier Piou on November 18 on BFM radio and to Reuters) contain information including inaccuracies which, in the interest of Wavecom’s shareholders need to be corrected.

(vi) 11/21/2008:

Update of Wavecom’s reply document regarding amendment to Wavecom’s CEO Serverance

Pursuant to article 231-37 of the general rules of the Autorité des marchés financiers (the “AMF”), the present press release provides additional elements to the information disclosed by Wavecom under paragraph 5.10 of its note in response to Gemalto’s tender offer approved by the AMF on November 13, 2008 under number 08-238 (the “Reply Document”).

(vii) 11/21/2008:

Wavecom’s Board of Directors convenes a General Shareholders Meeting for December 8th 2008

Wavecom S.A. officially called a combined ordinary and extraordinary general meeting of its shareholders for December 8, 2008.

(viii) 12/02/2008:

Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal

Sierra Wireless, Inc., a leading provider of wireless modems for mobile computing and Wavecom S.A., a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, announced today that the companies have reached a Memorandum of Understanding (“MOU”) providing for a business combination that will bring together these two industry innovators to form a global leader in wireless data.

(ix) 12/02/2008:

Notice to Wavecom shareholders: adjournment of the December 8, 2008 combined shareholders’ meeting

Following the filing with the AMF by Sierra Wireless of an all-cash tender offer for all of Wavecom’s shares and OCEANEs, the Board of Directors of Wavecom has announced its decision to adjourn the combined ordinary and extraordinary general shareholders’ meeting convened for December 8, 2008. The notice calling the shareholders’ meeting appeared in the Bulletin des annonces légales obligatoires (the “BALO”) No. 141 on November 21, 2008.

8.	COMPLEMENTARY INFORMATION ON THE COMPANY

8.1.	Disputes

Other than what is described by the Company in its Reference Document for 2007 and the litigation described below, and for the 12 months preceding the publication of this document, Wavecom is not aware of any governmental, judicial or arbitral procedures (including any pending or threatened procedures known to the Company) that could have or that recently had significant effects on the financial situation or the profitability of the Company. Since early December 2008, the Company (and its subsidiary Wavecom Inc.) have been involved in litigation with a contract counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of a total of slightly more than two million US dollars (i.e. 1,496,140 euros calculated using the dollar/euro exchange rate of 0.748) for products sold by the Company (through its subsidiary Wavecom Inc.). This amount will be accrued as a bad debt in the fourth quarter 2008 accounts. In this context, the Company and its subsidiary Wavecom Inc. filed suit against this client in the Supreme Court of the State of New York (USA) to recover the unpaid receivables. The client, Continental Group, filed a separate suit in state court in North Carolina against the Company, asserting eight claims for relief, alleging breach of both tort and contracts law. Continental has requested damages under the main claim of 1.5 million US dollars (i.e. 1,122,047 euros calculated using the dollar/euro exchange rate of 0.748) to be determined at trial, which is on the same scale as the amount of the unpaid receivables. On the other claims, Continental requests damages of a minimum of 10,000 US dollars each (i.e 7,480 euros calculated using the dollar/euro exchange rate of 0.748) to be determined at trial, and has also requested treble damages on one claim and punitive damages. While the Company believes such claims to be unfounded and dilatory and it intends to vigorously litigate this matter, the Company cannot predict with certainty the outcome of any litigation.

8.2	Financial results calendar

The Company intends to publish its fourth quarter and full year 2008 revenues and results on February 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: January 8, 2009	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer